Exhibit 99.1

Futu Announces Third Quarter 2020 Unaudited Financial Results

HONG KONG, November 19, 2020 (GLOBE NEWSWIRE) — Futu Holdings Limited (“Futu” or the “Company”) (NASDAQ: FUTU), a leading tech-driven online brokerage and wealth management platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Operational Highlights

•                      Total number of paying clients1 increased 136.5% year-over-year to 418,089.

•                      Total number of registered clients2 increased 79.7% year-over-year to 1,173,242.

•                      Total number of users3 increased 52.2% year-over-year to 10.4 million.

•                      Total client assets increased 177.8% year-over-year to HK$200.9 billion.

•                      Daily average client assets were HK$180.3 billion in the third quarter of 2020, an increase of 152.0% from the same period in 2019.

•                      Total trading volume increased 381.1% year-over-year to HK$1,014.7 billion, in which trading volume for US stocks was HK$564.5 billion, trading volume for Hong Kong stocks was HK$436.2 billion, and trading volume for stocks under the Stock Connect was HK$14.0 billion.

•                      Daily average revenue trades (DARTs) 4 increased 273.1% year-over-year to 379,008.

•                      Margin financing and securities lending balance increased 171.3% year-over-year to HK$12.6 billion.

Third Quarter 2020 Financial Highlights

•                  Total revenues increased 272.1% year-over-year to HK$946.2 million (US$122.1 million).

•                  Total gross profit increased 314.1% year-over-year to HK$764.1 million (US$98.6 million).

•                  Net income was up 18 times year-over-year to HK$401.7 million (US$51.8 million).

•                  Non-GAAP adjusted net income5 was up 16 times year-over-year to HK$407.7 million (US$52.6 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “We continued to deliver strong results in the third quarter of 2020. Net paying client addition was approximately 115 thousand, bringing the total number of paying clients to over 418 thousand, up 136.5% year-over-year. Our China mainland and Hong Kong paying clients both experienced triple-digit growth in the quarter, driven by a number of industry tailwinds, including continued market volatility and the wave of high-profile Hong Kong IPOs of Chinese companies, especially in the technology, biotech and property management sectors. Organic growth continued to contribute over half of our new paying clients. We are very confident about hitting our full year paying client guidance.”

“Total client assets as of quarter end reached HK$200.9 billion, representing 177.8% growth on a year-over-year basis and 41.1% growth on a quarter-over-quarter basis. Our quarterly paying client retention rate was over 98% for the 7th consecutive quarter.”

1  The number of paying clients refers to the number of the clients with assets in their trading accounts on Futu’s platform.

2  The number of registered clients refers to the number of users who open one or more trading accounts on Futu’s platform.

3  The number of users refers to the number of user accounts registered with our Futu NiuNiu applications or websites.

4  The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

5  Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“Our trading volume in the quarter surpassed the HK$1 trillion landmark, an exponential 381.1% year-over-year growth. US stock trading contributed 56% of the total trading volume. In the third quarter, we launched Hong Kong securities lending and several derivatives trading offerings, including Hong Kong stock futures and MSCI index futures. We will continue to diversify our derivatives trading offerings.”

“The strong IPO market continued to play in our favor. In the third quarter, six IPOs recorded over HK$10 billion subscription respectively on our platform, including the U.S. IPOs of XPeng Motors and Beike, and the Hong Kong IPOs of Nongfu Spring and Ming Yuan Cloud. To note, the Hong Kong IPO of Nongfu Spring attracted over 110,000 retail investors to subscribe over HK$35 billion on our platform. “

“As for our wealth management business Money Plus, we established partnerships with 9 reputable asset managers including Morgan Stanley, Invesco and BNP Paribas. We started offering proprietary fund portfolios which invest in a basket of funds with the aim to achieve higher risk-adjusted returns. Over 29,000 clients held mutual fund positions as of quarter end. In September, we launched bond trading for professional investors, catering to the various asset allocation needs of our user base.”

Mr. Arthur Yu Chen, Futu’s Chief Financial Officer, said, “In the third quarter, we completed our US$314 million follow-on offering. The offering was met with significant interest from both long-only investors and hedge funds, with the book multiple times oversubscribed. After we enhanced our capital base, we were able to support a much larger margin financing balance.”

Third Quarter 2020 Financial Results

Revenues

Total revenues were HK$946.2 million (US$122.1 million), an increase of 272.1% from HK$254.3 million in the third quarter of 2019.

Brokerage commission and handling charge income was HK$563.1 million (US$72.7 million), an increase of 358.6% from HK$122.8 million in the third quarter of 2019. The increase was mainly due to the 381.1% year-over-year growth of our total trading volume.

Interest income was HK$276.4 million (US$35.7 million), an increase of 139.9% from HK$115.2 million in the third quarter of 2019. We generated higher IPO financing interest income due to an active Hong Kong IPO market and higher margin financing interest income due to the sharp increase in daily average margin financing balances.

Other income was HK$106.7 million (US$13.8 million), an increase of 554.6% from HK$16.3 million in the third quarter of 2019. The growth was primarily due to an increase in our IPO subscription service charge income, currency exchange service income and underwriting fee income.

Costs

Total costs were HK$182.1 million (US$23.5 million), an increase of 160.9% from HK$69.8 million in the third quarter of 2019.

Brokerage commission and handling charge expenses were HK$101.1 million (US$13.1 million), an increase of 311.0% from HK$24.6 million in the third quarter of 2019. The growth was roughly in line with our trading volume growth.

Interest expenses were HK$47.4 million (US$6.1 million), an increase of 150.8% from HK$18.9 million in the same period of 2019. The increase was primarily due to higher IPO financing interest expenses.

Processing and servicing costs were HK$33.6 million (US$4.3 million), an increase of 27.3% from HK$26.4 million in the third quarter of 2019. The growth was primarily due to an increase in cloud service fees to support the growing number of trades.

Gross Profit

Total gross profit was HK$764.1 million (US$98.6 million), an increase of 314.1% from HK$184.5 million in the third quarter of 2019.

Gross profit margin increased from 72.6% in the third quarter of 2019 to 80.8% in the third quarter of 2020, attributable to higher operating leverage as a result of our larger business scale.

Operating Expenses

Total operating expenses were HK$322.8 million (US$41.6 million), an increase of 111.4% from HK$152.7 million in the third quarter of 2019.

Research and development expenses were HK$149.8 million (US$19.3 million), an increase of 111.3% from HK$70.9 million in the third quarter of 2019. The increase was primarily due to an increase in research and development headcount to support our business growth.

Selling and marketing expenses were HK$111.2 million (US$14.3 million), an increase of 184.4% from HK$39.1 million in the third quarter of 2019. The increase was primarily due to higher branding and marketing spending.

General and administrative expenses were HK$61.7 million (US$8.0 million), an increase of 44.5% from HK$42.7 million in the third quarter of 2019. The increase was primarily due to an increase in headcount for general and administrative personnel.

Net Income

Net income increased by 18 times to HK$401.7 million (US$51.8 million) from HK$20.9 million in the third quarter of 2019. The increase was primarily due to strong revenue growth and significant operating leverage.

Non-GAAP adjusted net income increased by 16 times to HK$407.7 million (US$52.6 million) from HK$23.8 million in the corresponding period of 2019. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measures” at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$3.09 (US$0.40), compared with HK$0.18 in the third quarter of 2019. Diluted net income per ADS was HK$3.04 (US$0.39), compared with HK$0.17 in the third quarter of 2019. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu’s management will hold an earnings conference call on Thursday, November 19, 2020, at 7:30 AM U.S. Eastern Time (8:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link http://apac.directeventreg.com/registration/event/9655918. It will automatically lead to the registration page of “Futu Holdings Ltd Third Quarter 2020 Earnings Conference Call”, where details for RSVP are needed. When requested to submit a participant conference ID, please enter the number “9655918”.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers, Direct Event passcodes and unique registrant IDs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

A telephone replay will be available after the conclusion of the conference call through 7:59 AM U.S. Eastern Time, November 27, 2020. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Hong Kong:	+852-3051-2780
Passcode:	9655918

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (NASDAQ: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitized brokerage and wealth management platform. The Company primarily serves the emerging affluent Chinese population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platform, Futu NiuNiu, a highly integrated application accessible through any mobile device, tablet or desktop. The Company’s primary fee-generating services include trade execution and margin financing which allow its clients to trade securities, such as stocks, warrants, options, futures and exchange-traded funds, or ETFs, across different markets. Futu enhances the user and client experience with market data and news, research, as well as powerful analytical tools, providing them with a data rich foundation to simplify the investing decision-making process. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance.

For more information on this non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.7500 to US$1.00, the noon buying rate in effect on September 30, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu’s goal and strategies; Futu’s expansion plans; Futu’s future business development, financial condition and results of operations; Futu’s expectations regarding demand for, and market acceptance of, its credit products; Futu’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31	As of September 30
	2019	2020	2020
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	362,574	1,023,343	132,044
Cash held on behalf of clients	14,540,863	33,199,968	4,283,867
Available-for-sale financial securities	93,773	—	—
Equity method investment	6,166	5,809	750
Loans and advances (net of allowance of HK$13,074 thousand and nil as of September 30, 2020 and December 31, 2019)	4,188,689	36,602,937	4,722,960
Receivables:
Clients	247,017	285,659	36,859
Brokers	1,226,348	3,382,266	436,421
Clearing organization	304,080	461,190	59,508
Fund management companies and fund distributors (1)	—	98,357	12,691
Interest	16,892	17,814	2,299
Prepaid assets	12,470	7,695	993
Operating lease right-of-use assets	161,617	133,006	17,162
Other assets	239,435	290,046	37,426
Total assets	21,399,924	75,508,090	9,742,980

LIABILITIES
Amounts due to related parties	33,628	22,026	2,842
Payables:
Clients	15,438,879	35,080,991	4,526,579
Brokers	1,484,243	3,155,867	407,209
Clearing organization	—	364,989	47,095
Fund management companies and fund distributors (1)	26,381	52,890	6,825
Interest	519	2,514	324
Borrowings	1,467,586	27,628,221	3,564,932
Securities sold under agreements to repurchase	1,590	2,877,652	371,310
Operating lease liabilities	172,466	143,345	18,496
Accrued expenses and other liabilities	226,079	477,680	61,636
Total liabilities	18,851,371	69,806,175	9,007,248

(1)   Receivables from and payables to fund management companies and fund distributors are currently presented as separate line items on the face of the balance sheet as the management believes that the fund distribution services has become one of the Company’s major businesses. Comparatives have also been reclassified from other assets and accrued expenses and other liabilities for comparability.

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31	As of September 30
	2019	2020	2020
	HK$	HK$	US$

SHAREHOLDERS’ EQUITY
Class A ordinary shares	36	43	6
Class B ordinary shares	42	42	5
Additional paid-in capital	2,536,182	4,901,554	632,459
Accumulated other comprehensive loss	(4,446)	(9,526)	(1,229)
Retained earnings	16,739	809,802	104,491
Total shareholders’ equity	2,548,553	5,701,915	735,732
Total liabilities and shareholders’ equity	21,399,924	75,508,090	9,742,980

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	122,794	563,109	72,659	359,775	1,271,804	164,104
Interest income	115,204	276,359	35,659	336,945	628,692	81,122
Other income	16,344	106,704	13,768	53,925	223,882	28,888
Total revenues	254,342	946,172	122,086	750,645	2,124,378	274,114
Costs
Brokerage commission and handling charge expenses	(24,552)	(101,146)	(13,051)	(69,788)	(228,320)	(29,461)
Interest expenses	(18,855)	(47,357)	(6,111)	(58,064)	(120,672)	(15,571)
Processing and servicing costs	(26,402)	(33,558)	(4,330)	(67,032)	(104,791)	(13,521)
Total costs	(69,809)	(182,061)	(23,492)	(194,884)	(453,783)	(58,553)
Total gross profit	184,533	764,111	98,594	555,761	1,670,595	215,561

Operating expenses
Research and development expenses	(70,886)	(149,842)	(19,334)	(188,023)	(351,178)	(45,313)
Selling and marketing expenses	(39,147)	(111,187)	(14,347)	(113,364)	(272,793)	(35,199)
General and administrative expenses	(42,706)	(61,741)	(7,967)	(109,144)	(159,496)	(20,580)
Total operating expenses	(152,739)	(322,770)	(41,648)	(410,531)	(783,467)	(101,092)

Others, net	(3,863)	(6,763)	(873)	(7,695)	(15,125)	(1,952)

Income before income tax expense	27,931	434,578	56,073	137,535	872,003	112,517

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	HK$	HK$	US$	HK$	HK$	US$

Income tax expense	(7,341)	(32,700)	(4,219)	(15,604)	(78,475)	(10,126)

Net gain/(loss) from equity method investments	261	(157)	(20)	(209)	(465)	(60)

Net income	20,851	401,721	51,834	121,722	793,063	102,331

Preferred shares redemption value accretion	—	—	—	(12,309)	—	—
Income allocation to participating preferred shareholders	—	—	—	(10,196)	—	—
Net income attributable to ordinary shareholder of the Company	20,851	401,721	51,834	99,217	793,063	102,331

Net income per share attributable to ordinary shareholder of the Company
Basic	0.02	0.39	0.05	0.13	0.78	0.10
Diluted	0.02	0.38	0.05	0.11	0.77	0.10

Net income per ADS
Basic	0.18	3.09	0.40	1.02	6.24	0.81
Diluted	0.17	3.04	0.39	0.90	6.16	0.79

Weighted average number of ordinary shares used in computing net income per share
Basic	897,347,760	1,041,524,160	1,041,524,160	778,016,433	1,016,459,235	1,016,459,235
Diluted	1,007,169,117	1,056,692,991	1,056,692,991	887,893,861	1,029,682,530	1,029,682,530

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	HK$	HK$	US$	HK$	HK$	US$

Net income	20,851	401,721	51,834	121,722	793,063	102,331
Other comprehensive income, net of tax
Foreign currency translation adjustment	6,581	(784)	(101)	2,058	(5,080)	(655)
Total comprehensive income	27,432	400,937	51,733	123,780	787,983	101,676

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	HK$	HK$	US$	HK$	HK$	US$

Net income	20,851	401,721	51,834	121,722	793,063	102,331
Add: share-based compensation expenses	2,990	5,987	773	10,585	18,052	2,329
Adjusted net income	23,841	407,708	52,607	132,307	811,115	104,660